                                   EXHIBIT 2

                               AERCO'S PORTFOLIO

APPRAISERS' REPORTS

     AerCo Group recently obtained appraised values of the aircraft at April 30, 2000. The values provided by the appraisers represent the base value in respect of 62 of the aircraft and the scrap value in respect of one aircraft, the B747-200B currently on lease to Tower Air (which has filed for Chapter 11 bankruptcy protection).

     The base value is equal to the average of the opinions of the appraisers as to the value of each aircraft at normal utilisation rates in an open, unrestricted and stable market at April 30, 2000, adjusted to take account of the reported maintenance standard of the aircraft. The appraisals were not based on physical inspection of the aircraft and do not take into account the value of the leases, maintenance reserves or security deposits. The scrap value is determined by the appraisers based on the assumption that the aircraft will no longer be utilised for flight operation and assumes that the aircraft will ultimately be disassembled to a point where all economically viable assets, including the engines, are sold individually.

     On the basis of the three independent appraisals, the average base value for 32, and scrap value for one, of the 33 existing aircraft was approximately $817.8 million compared with an average base value for all 33 existing aircraft of $849.5 million on February 18, 2000, the date of the last appraisals. The reduction in value represents utilisation for the period and the revaluation of the B747-200B from base value to scrap value. The aggregate base and scrap values calculated by each of the three appraisers for the 33 existing aircraft are $833.1 million in the case of BK Associates, Inc., $849.6 million in the case of Aircraft Information Services, Inc. and $770.8 million in the case of Airclaims Limited.

     On the basis of the three independent appraisals, the average base value of the 30 additional aircraft was approximately $724.1 million. The aggregate base values calculated by each of the three appraisers for the 30 additional aircraft are $725.5 million in the case of BK Associates, Inc., $754.8 million in the case of Aircraft Information Services, Inc. and $691.9 million in the case of Airclaims Limited.

     You should not rely on the appraised value as a measure of the realizable value of any aircraft.

     The following table lists the appraised values of the aircraft at April 30, 2000.

                                                                           APPRAISAL OF
                                                             -----------------------------------------      AVERAGE
                                                DATE OF        AIRCRAFT                                    APPRAISED
                  ENGINE             SERIAL   MANUFACTURE/    INFORMATION    AIRCLAIMS                      VALUE AT
AIRCRAFT TYPE  CONFIGURATION         NUMBER    CONVERSION      SERVICES       LIMITED    BK ASSOCIATES   APRIL 30, 2000
-------------  -------------         ------   ------------   -------------   ---------   -------------   --------------
                                                                                                         (U.S. $'000S)
A300B4-200     CF6-50C2                240       May-83            9,260         9,160        14,500          10,973
A320-200       V2500-A1          *     354       Oct-92           27,940        30,800        31,200          29,980
A320-200       V2500-A1          *     411       Mar-93           29,310        31,090        31,450          30,617
A320-200       V2527-A5          *     934       Jan-99           42,480        38,480        40,300          40,420
A320-200       CFM56-5A1                85       Feb-90           26,080        24,720        23,750          24,850
A320-200       CFM56-5A3               299       Apr-92           28,210        29,340        28,800          28,783
A320-200       V2500-A1                362       Nov-92           26,990        28,890        29,900          28,593
A320-200       CFM56-5A3               391       Feb-93           30,330        28,960        30,400          29,897
A320-200       CFM56-5A1               403       Dec-93           29,520        29,840        29,600          29,653
A321-200       V2533-A5          *    1207       Apr-00           56,450        48,860        51,000          52,103
B737-300       CFM56-3B1         *   23345       Jul-85           17,170        13,220        13,200          14,530
B737-300       CFM56-3C1         *   24834       Jun-90           22,790        21,200        22,050          22,013
B737-300       CFM56-3C1         *   24856       Aug-90           22,830        20,580        22,550          21,987
B737-300       CFM56-3B2         *   25041       Mar-91           23,550        22,710        23,450          23,237
B737-300       CFM56-3C1         *   25604       Jan-93           23,790        20,760        24,550          23,033
B737-300       CFM56-3B2         *   26440       Mar-92           23,340        22,560        24,550          23,483
B737-300       CFM56-3B1             24465       Aug-89           20,660        18,140        20,200          19,667
B737-300       CFM56-3B1             24677       Mar-90           21,710        19,280        20,950          20,647
B737-300       CFM56-3C1             24908       Mar-91           23,940        21,520        23,900          23,120
B737-300       CFM56-3C1             24909       Apr-91           22,790        21,990        22,800          22,527
B737-300       CFM56-3C1             26068       Jun-92           25,190        20,960        25,350          23,833
B737-300       CFM56-3B2         *   26442       May-92           23,840        22,100        23,250          23,063
B737-300QC     CFM56-3B2         *   24021       Nov-88           22,090        22,270        20,550          21,637
B737-400       CFM56-3C1         *   24270       May-89           24,100        22,090        21,450          22,547
B737-400       CFM56-3C1         *   24271       Jun-89           24,210        22,500        22,250          22,987
B737-400       CFM56-3C1         *   24901       May-90           25,190        24,750        23,850          24,597
B737-400       CFM56-3C1         *   25594       May-92           27,360        25,710        26,800          26,623
B737-400       CFM56-3C1         *   27074       Apr-92           27,110        26,940        26,550          26,867
B737-400       CFM56-3C1             23868       Oct-88           22,550        19,350        20,250          20,717
B737-400       CFM56-3C1             23979       Jan-89           23,580        21,330        19,850          21,587
B737-400       CFM56-3C1             24685       May-90           25,060        23,930        24,500          24,497
B737-400       CFM56-3C1             24904       Feb-91           25,860        25,010        23,900          24,923
B737-400       CFM56-3C1             25764       Jun-92           25,600        22,500        25,800          24,633
B737-400       CFM56-3C1             25765       Jul-92           26,260        22,680        26,100          25,013
B737-400       CFM56-3C1             26066       Jun-92           25,720        24,380        25,500          25,200
B737-500       CFM56-3C1         *   24651       Apr-90           19,390        19,590        17,450          18,810
B737-500       CFM56-3C1         *   25768       May-95           24,020        21,880        21,400          22,433
B737-500       CFM56-3C1         *   25789       Feb-92           21,060        20,880        19,600          20,513
B737-500       CFM56-3C1         *   27153       Aug-93           21,120        20,760        19,500          20,460
B737-500       CFM56-3C1         *   27155       Mar-93           21,140        20,490        18,200          19,943
B737-500       CFM56-3C1             26067       Jun-92           21,270        22,330        19,150          20,917
B747-200B      JT9D-7Q               22496       Oct-81            8,284         6,937        10,000           8,407
B757-200       PW2037            *   28486       May-99           55,600        46,210        52,150          51,320
B757-200       RB211-535E4           26152       Aug-92           40,430        33,920        40,500          38,283
B757-200       RB211-535E4           26153       Aug-92           42,180        35,240        41,100          39,507
B757-200       RB211-535E4           26158       Feb-93           43,700        37,110        41,650          40,820
B767-300ER     PW4060                24947       Mar-91           59,600        53,860        58,350          57,270
B767-300ER     PW4060                24999       Feb-91           60,180        53,920        56,200          56,767
DC8-71F        CFM56-2C1             46040       Mar-91           14,380        16,000        12,250          14,210
DC8-71F        CFM56-2C1             46064       Mar-92           15,080        13,590        13,430          14,033
F100           TAY650-15         *   11320       Apr-91           13,350        12,000        13,000          12,783
F100           TAY650-15         *   11322       Jun-91           13,480        11,490        13,050          12,673
F100           TAY650-15             11341       Aug-91           14,280        11,820        13,550          13,217
F100           TAY650-15             11350       Apr-92           13,130        11,650        14,750          13,177
F100           TAY650-15             11351       Sep-91           14,280        11,390        13,650          13,107
MD-82          JT8D-217C         *   49570       Feb-88           19,180        14,610        17,750          17,180
MD-82          JT8D-219          *   49905       Oct-90           20,140        15,960        20,350          18,817
MD-82          JT8D-219          *   49931       Aug-90           20,230        16,230        20,400          18,953
MD-82          JT8D-219          *   49932       Sep-90           20,280        16,540        21,200          19,340
MD-82          JT8D-219          *   53245       Apr-92           22,230        18,680        22,400          21,103
MD-83          JT8D-219              49627       Apr-89           20,460        16,730        19,500          18,897
MD-83          JT8D-219              49790       Oct-89           20,810        16,830        20,050          19,230
MD-83          JT8D-219              49952       Dec-91           22,180        17,450        22,950          20,860
                                                               ---------     ---------     ---------       ---------
                                                               1,604,324     1,462,697     1,558,580       1,541,867
                                                               =========     =========     =========       =========

* Indicates an additional aircraft

PORTFOLIO INFORMATION

     THE AIRCRAFT

     All of the existing aircraft and the aircraft expected to be acquired hold or are capable of holding a noise certificate issued under Chapter 3 of Volume 1, Part II of Annex 16 of the Chicago Convention or have been shown to comply with the Stage 3 noise levels set out in Section 36.5 of Appendix C of Part 36 of the United States Federal Aviation Regulations.

     The following table lists the aircraft by type and number as of May 31, 2000 and the percentage of appraised value of each aircraft at April 30, 2000.

                                                      NUMBER OF                ENGINE   % OF PORTFOLIO BY
MANUFACTURER                       TYPE OF AIRCRAFT   AIRCRAFT    BODY TYPE    STAGE     APPRAISED VALUE
------------                       ----------------   ---------   ----------   ------   -----------------
Airbus (19.85%)..................  A300-B4-200             1      Widebody       3             0.71%
                                   A320-200                8      Narrowbody     3            15.75%
                                   A321-200                1      Narrowbody     3             3.38%
Boeing (75.94%)..................  B737-300               12      Narrowbody     3            16.94%
                                   B737-300QC              1      Narrowbody     3             1.40%
                                   B737-400               12      Narrowbody     3            18.82%
                                   B737-500                6      Narrowbody     3             7.98%
                                   B747-200B               1      Widebody       3             0.55%
                                   B757-200                4      Narrowbody     3            11.02%
                                   B767-300ER              2      Widebody       3             7.40%
                                   MD-82                   5      Narrowbody     3             6.19%
                                   MD-83                   3      Narrowbody     3             3.83%
                                   DC8-71F                 2      Freighter      3             1.83%
Fokker (4.21%)...................  F100                    5      Narrowbody     3             4.21%
                                                         ---                                 ------
                                                          63                                 100.00%
                                                         ===                                 ======

     The following table sets forth the exposure of our existing and future portfolio by lessee at May 31, 2000 by reference to the appraised value at April 30, 2000.

                                                                           NUMBER OF
                                                                      ADDITIONAL AIRCRAFT
                                                      NUMBER OF           EXPECTED TO       % OF AIRCRAFT BY
LESSEE(1)                                         EXISTING AIRCRAFT       BE ACQUIRED       APPRAISED VALUE
---------                                         -----------------   -------------------   ----------------
British Midland Airways Limited................            1                    2                 7.34%
Spanair S.A....................................            3                    1                 7.27%
Air Canada.....................................            2                                      5.64%
Asiana Airlines Inc............................            2                    1                 4.67%
Frontier Airlines Inc..........................                                 3                 4.44%
TAM-Transportes Aereos Regionais S.A...........            3                    2                 4.21%
JMC Airlines...................................                                 2                 3.93%
Airtours International Airways Limited.........            2                                      3.72%
Blue Panorama Airlines SpA.....................                                 2                 3.34%
Trans World Airlines Inc. (TWA)................                                 1                 3.33%
THY Turkish Airlines...........................            2                                      3.25%
China Southern Airlines Company Limited........            1                    1                 3.04%
Pegasus Hava Tasimaciligi A.S..................            2                                      2.99%
Virgin Express S.A.............................                                 2                 2.95%
Air 2000 Limited...............................            1                                      2.65%
Xiamen Airlines Limited........................                                 2                 2.62%
Philippine Airlines Inc........................            2                                      2.61%
Finnair Oyj....................................                                 2                 2.59%
China Xinjiang Airlines........................            1                                      2.56%
Avianca........................................            1                                      2.48%
Reno Air Inc...................................                                 2                 2.48%
Monarch Airlines Limited.......................            1                                      1.94%
LOT Polish Airlines S.A........................                                 1                 1.73%
Air Europe SpA.................................            1                                      1.61%
Virgin Express Ireland Limited.................                                 1                 1.51%
Gunes Ekspres Havacilik A.S. (Sun Express).....            1                                      1.50%
Malev Hungarian Airlines.......................            1                                      1.46%
VARIG..........................................                                 1                 1.43%
Societe d'Exploitation Aeropostale.............                                 1                 1.40%
Far Eastern Air Transport Corporation
  (F.E.A.T.)...................................            1                                      1.35%
Nordeste Linhas Aereas Regionais S.A...........            1                                      1.36%
British Airways Plc............................                                 1                 1.33%
Braathens ASA S.A.F.E..........................                                 1                 1.22%
Delta Air Lines................................                                 1                 0.94%
Aircraft International Leasing Limited
  (A.I.L.L.)...................................            1                                      0.92%
BAX Global Inc.................................            1                                      0.91%
Indian Airlines Limited........................            1                                      0.71%
Tower Air......................................            1                                      0.55%
                                                         ---                  ---               -------
                                                          33                   30               100.00%
                                                         ===                  ===               =======

---------------

(1) Total number of existing lessees = 23

     Total number of expected additional lessees = 15

     The following table lists the aircraft by country at May 31, 2000 according to the number of aircraft and the percentage of the appraised value at April 30, 2000.

                                                                           NUMBER OF
                                                                      ADDITIONAL AIRCRAFT        % OF
                                                      NUMBER OF           EXPECTED TO         AIRCRAFT BY
COUNTRY(1)                                        EXISTING AIRCRAFT       BE ACQUIRED       APPRAISED VALUE
----------                                        -----------------   -------------------   ---------------
United Kingdom.................................             5                    5               20.91%
United States..................................             2                    7               12.65%
China..........................................             2                    3                8.22%
Turkey.........................................             5                   --                7.74%
Spain..........................................             3                    1                7.27%
Brazil.........................................             4                    3                7.00%
Canada.........................................             2                   --                5.64%
Italy..........................................             1                    2                4.95%
South Korea....................................             2                    1                4.67%
Belgium........................................            --                    2                2.95%
Philippines....................................             2                   --                2.61%
Finland........................................            --                    2                2.59%
Colombia.......................................             1                   --                2.48%
Poland.........................................            --                    1                1.73%
Ireland........................................            --                    1                1.51%
Hungary........................................             1                   --                1.46%
France.........................................            --                    1                1.40%
Taiwan.........................................             1                   --                1.35%
Norway.........................................            --                    1                1.22%
Chile..........................................             1                   --                0.92%
India..........................................             1                   --                0.71%
                                                        -----                -----              -------
                                                           33                   30              100.00%
                                                        =====                =====              =======

---------------

(1) Total number of countries = 21

     The following table lists the aircraft by region at May 31, 2000 according to the number of aircraft and to the percentage of the appraised value at April 30, 2000.

                                                                           NUMBER OF
                                                                      ADDITIONAL AIRCRAFT        % OF
                                                      NUMBER OF           EXPECTED TO         AIRCRAFT BY
REGION                                            EXISTING AIRCRAFT       BE ACQUIRED       APPRAISED VALUE
------                                            -----------------   -------------------   ---------------
Developed Markets
  Europe.......................................             9                   15               42.80%
  North America................................             4                    7               18.29%
Emerging
  Asia.........................................             8                    4               17.58%
  Europe and the Middle East...................             6                    1               10.93%
  Latin America................................             6                    3               10.40%
                                                        -----                -----              -------
                                                           33                   30              100.00%
                                                        =====                =====              =======

     The following table lists the aircraft by year of aircraft manufacture or conversion to freighter at May 31, 2000 according to the number of aircraft and to the percentage of the appraised value at April 30, 2000.

                                                                           NUMBER OF
                                                                      ADDITIONAL AIRCRAFT        % OF
                                                      NUMBER OF           EXPECTED TO         AIRCRAFT BY
YEAR OF MANUFACTURE OR CONVERSION                 EXISTING AIRCRAFT       BE ACQUIRED       APPRAISED VALUE
---------------------------------                 -----------------   -------------------   ---------------
1981...........................................             1                   --                0.55%
1983...........................................             1                   --                0.71%
1985...........................................            --                    1                0.94%
1988...........................................             1                    2                3.86%
1989...........................................             4                    2                8.10%
1990...........................................             3                    7               13.91%
1991...........................................             9                    3               19.11%
1992...........................................            11                    7               29.42%
1993...........................................             3                    4               12.62%
1995...........................................            --                    1                1.45%
1999...........................................            --                    2                5.95%
2000...........................................            --                    1                3.38%
                                                        -----                -----              -------
                                                           33                   30              100.00%
                                                        =====                =====              =======

     The following table lists the aircraft by seat category at May 31, 2000 calculated by reference to the number of aircraft and to the percentage of the appraised value at April 30, 2000.

                                                                        NUMBER OF
                                                       NUMBER OF   ADDITIONAL AIRCRAFT         % OF
                                                       EXISTING        EXPECTED TO          AIRCRAFT BY
SEAT CATEGORY           AIRCRAFT TYPE                  AIRCRAFT        BE ACQUIRED        APPRAISED VALUE
-------------           -------------                  ---------   -------------------    ---------------
91-120                  B737-500, F-100............          4                7                12.19%
121-170                 A320-200, B737-300,
                        B737-300 QC, B737-400,
                        MD82, MD83.................         20               21                62.92%
171-240                 A321-200, B757-200.........          3                2                14.40%
241-350                 A300-B4-200, B767-300ER....          3               --                 8.11%
350+                    B747-200B..................          1               --                 0.55%
Freighter               DC8-71F....................          2               --                 1.83%
                                                         -----            -----               -------
                                                            33               30               100.00%
                                                         =====            =====               =======

COMBINED AERCO PORTFOLIO ANALYSIS(1)

                                                                                                                 DATE OF
                                                                         AIRCRAFT        ENGINE       SERIAL   MANUFACTURE/
         REGION               COUNTRY                 LESSEE               TYPE       CONFIGURATION   NUMBER    CONVERSION
         ------               -------                 ------             --------     -------------   ------   ------------

Europe..................  *Belgium          Virgin Express              B737-400      CFM56-3C1       24270       May-89
(Developed)               *Belgium          Virgin Express              B737-400      CFM56-3C1       24271       Jun-89
                          *Finland          Finnair                     MD-82         JT8D-219        49905       Oct-90
                          *Finland          Finnair                     MD-82         JT8D-219        53245       Apr-92
                          *France           Aeropostale                 B737-300QC    CFM56-3B2       24021       Nov-88
                          *Ireland          Virgin Express Ireland      B737-300      CFM56-3B2       25041       Mar-91
                          Italy             Air Europe                  A320-200      CFM56-5A1          85       Feb-90
                          *Italy            Blue Panorama               B737-400      CFM56-3C1       24901       May-90
                          *Italy            Blue Panorama               B737-400      CFM56-3C1       27074       Apr-92
                          *Norway           Braathens SAFE              B737-500      CFM56-3C1       24651       Apr-90
                          Spain             Spanair                     B767-300ER    PW4060          24999       Feb-91
                          Spain             Spanair                     MD83          JT8D-219        49627       Apr-89
                          Spain             Spanair                     MD83          JT8D-219        49790       Oct-89
                          *Spain            Spanair                     MD-82         JT8D-217C       49570       Feb-88
                          United Kingdom    Air 2000                    B757-200      RB211-535E4     26158       Feb-93
                          United Kingdom    Airtours                    A320-200      CFM56-5A3         299       Apr-92
                          United Kingdom    Airtours                    A320-200      V2500-A1          362       Nov-92
                          *United Kingdom   British Airways             B737-500      CFM56-3C1       25789       Feb-92
                          United Kingdom    British Midland             B737-400      CFM56-3C1       23868       Oct-88
                          *United Kingdom   British Midland             A320-200      V2527-A5          934       Jan-99
                          *United Kingdom   British Midland             A321-200      V2533-A5         1207       Apr-00
                          *United Kingdom   JMC Airlines                A320-200      V2500-A1          354       Oct-92
                          *United Kingdom   JMC Airlines                A320-200      V2500-A1          411       Mar-93
                          United Kingdom    Monarch                     A320-200      CFM56-5A3         391       Feb-93
North America...........  Canada            Air Canada                  A320-200      CFM56-5A1         403       Dec-93
(Developed)               Canada            Air Canada                  B767-300ER    PW4060          24947       Mar-91
                          United States     BAX Global                  DC8-71F       CFM56-2C1       46064       Mar-92
                          *United States    Delta                       B737-300      CFM56-3B1       23345       Jul-85
                          *United States    Frontier                    B737-300      CFM56-3C1       24856       Aug-90
                          *United States    Frontier                    B737-300      CFM56-3B2       26440       Mar-92
                          *United States    Frontier                    B737-300      CFM56-3B2       26442       May-92
                          *United States    Reno Air(3)                 MD-82         JT8D-219        49931       Aug-90
                          *United States    Reno Air(3)                 MD-82         JT8D-219        49932       Sep-90
                          *United States    TWA                         B757-200      PW2037          28486       May-99
                          United States     Tower Air                   B747-200B     JT9D-7Q         22496       Oct-81
Europe..................  Hungary           Malev                       B737-300      CFM56-3C1       24909       Apr-91
(Emerging)                *Poland           LOT                         B737-400      CFM56-3C1       25594       May-92
                          Turkey            Pegasus                     B737-400      CFM56-3C1       23979       Jan-89
                          Turkey            Pegasus                     B737-400      CFM56-3C1       24685       May-90
                          Turkey            Sun Express                 B737-300      CFM56-3C1       24908       Mar-91
                          Turkey            THY                         B737-400      CFM56-3C1       24904       Feb-91
                          Turkey            THY                         B737-400      CFM56-3C1       26066       Jun-92
Asia....................  China             China Xinjiang              B757-200      RB211-535E4     26153       Aug-92
(Emerging)                China             China Southern              B737-300      CFM56-3C1       26068       Jun-92
                          *China            China Southern              B737-300      CFM56-3C1       25604       Jan-93
                          *China            Xiamen Airlines             B737-500      CFM56-3C1       27153       Aug-93
                          *China            Xiamen Airlines             B737-500      CFM56-3C1       27155       Mar-93
                          India             Indian Airlines             A300-B4-200   CF6-50C2          240       May-83
                          Philippines       PAL                         B737-300      CFM56-3B1       24465       Aug-89
                          Philippines       PAL                         B737-300      CFM56-3B1       24677       Mar-90
                          South Korea       Asiana Airlines             B737-400      CFM56-3C1       25764       Jun-92
                          South Korea       Asiana Airlines             B737-400      CFM56-3C1       25765       Jul-92
                          *South Korea      Asiana Airlines             B737-500      CFM56-3C1       25768       May-95
                          Taiwan            FEAT                        MD83          JT8D-219        49952       Dec-91

                            APPRAISED
                             VALUE AT
         REGION           APRIL 30, 2000
         ------           --------------
                           (U.S.$'000S)
Europe..................       22,547
(Developed)                    22,987
                               18,817
                               21,103
                               21,637
                               23,237
                               24,850
                               24,597
                               26,867
                               18,810
                               56,767
                               18,897
                               19,230
                               17,180
                               40,820
                               28,783
                               28,593
                               20,513
                               20,717
                               40,420
                               52,103
                               29,980
                               30,617
                               29,897
North America...........       29,653
(Developed)                    57,270
                               14,033
                               14,530
                               21,987
                               23,483
                               23,063
                               18,953
                               19,340
                               51,320
                                8,407
Europe..................       22,527
(Emerging)                     26,623
                               21,587
                               24,497
                               23,120
                               24,923
                               25,200
Asia....................       39,507
(Emerging)                     23,833
                               23,033
                               20,460
                               19,943
                               10,973
                               19,667
                               20,647
                               24,633
                               25,013
                               22,433
                               20,860

                                                                                                                 DATE OF
                                                                         AIRCRAFT        ENGINE       SERIAL   MANUFACTURE/
         REGION               COUNTRY                 LESSEE               TYPE       CONFIGURATION   NUMBER    CONVERSION
         ------               -------                 ------             --------     -------------   ------   ------------

Latin America...........  Brazil            Nordeste                    B737-500      CFM56-3C1       26067       Jun-92
(Emerging)                Brazil            TAM                         F100          TAY650-15       11341       Aug-91
                          Brazil            TAM                         F100          TAY650-15       11350       Apr-92
                          Brazil            TAM                         F100          TAY650-15       11351       Sep-91
                          *Brazil           TAM                         F100          TAY650-15       11320       Apr-91
                          *Brazil           TAM                         F100          TAY650-15       11322       Jun-91
                          *Brazil           Varig                       B737-300      CFM56-3C1       24834       Jun-90
                          Chile             A.I.L.L.(2)                 DC8-71F       CFM56-2C1       46040       Mar-91
                          Columbia          Avianca                     B757-200      RB211-535E4     26152       Aug-92

                            APPRAISED
                             VALUE AT
         REGION           APRIL 30, 2000
         ------           --------------
                           (U.S.$'000S)
Latin America...........       20,917
(Emerging)                     13,217
                               13,177
                               13,107
                               12,783
                               12,673
                               22,013
                               14,210
                               38,283
                            ---------
                            1,541,867
                            =========

---------------

(1) AerCo Group will not own the 30 additional aircraft until the aircraft owning companies have been acquired, which will only happen after the transfer conditions have been met. The acquisition of the additional aircraft is expected to occur in a series of transactions on and following the closing date with a significant number of aircraft being acquired following the closing date. A portion of the proceeds from the offering of the notes will be used to fund the aircraft purchase account. If AerFi determines that it is unable to deliver an aircraft or a substitute aircraft, then funds held in the aircraft purchase account allocable to that aircraft will be distributed according to a certain priority of payments. All remaining amounts in the aircraft purchase account on July 10, 2001 will be distributed on the next succeeding payment date in accordance with the order of priorities referenced above.

(2) A.I.L.L. is an indirect 100% subsidiary of Lan Chile.

(3) Reno Air is a 100% subsidiary of American Airlines.

     *Indicates an additional aircraft.

THE LEASES

     GENERAL

     All leases will be managed by AerFi under the servicing agreement.

     The leases are all operating leases under which AerCo generally will retain the benefit, and bear the risk, of the residual value of the aircraft at the end of the lease. The lessees have agreed to lease the aircraft for a fixed term. However, AerCo has granted purchase, extension or early termination options on certain aircraft to the lessee or an affiliate of the lessee. Although the lease documentation is fairly standardized in many respects, significant variations do exist as a result of lessee negotiation.

     LEASE PAYMENTS AND SECURITY

     Each lease requires the lessee to pay periodic rentals during the lease term. Certain of the leases require the lessee to pay periodic amounts as maintenance reserves or to provide maintenance letters of credit or guarantees.

     The lessees must make payments to the lessor without set-off or counterclaim, and must gross-up payments under the lease where payments are subject to certain withholding and other taxes. However, in certain cases, such payments will be limited to the amount that would have been payable if the lease had never been transferred from the AerFi Group to AerCo. The leases generally contain indemnification of the lessor for certain taxation liabilities and taxation of indemnity payments. Indemnification for taxation liabilities typically includes value added and stamp duty taxes, but excludes income taxes or their equivalent. The lessees must also pay default interest on any overdue amounts.

     The lessees are liable through various operational indemnities for operating expenses accrued or payable during the term of the lease. These expenses include maintenance, operating, overhaul, airport and navigation charges, certain taxes, licenses, consents and approvals, aircraft registration and hull and liability insurance premiums. The lessees must remove liens on the aircraft other than liens permitted under the leases.

     Under 53 of the leases, the lessee has provided security for its obligations. The lessee has provided cash security deposits in the case of 35 leases, or 56.16% of the leases by appraised value at April 30, 2000.

     The lessee has provided letters of credit in the case of 28 leases representing 43.49% of the leases by appraised value at April 30, 2000. The lessee provided a combination of cash security deposits and letters of credit in the case of eight leases or 12.77% of the leases by appraised value at April 30, 2000.

     Under 15 of the leases, the lessor received general guarantees from third parties for the lessee's payment obligations under the lease. In some cases, the lessor also received guarantees of the lessee's performance obligations under the lease. In the case of 12 of the leases, these guarantees were issued by the lessee's shareholder or affiliate. In the case of the leases to Xiamen Airlines and China Xinjiang, a guarantee for each lessee's payment obligations was issued by the Bank of China. In each case, the guarantee was subject to a stipulated maximum amount.

     RENTALS

     Rentals under 55 of the leases, 86.35% of the leases by appraised value at April 30, 2000, are payable monthly in advance. Rentals under six of the leases, 8.99% of the leases by appraised value at April 30, 2000, are payable quarterly or semi-annually in advance. Rentals under the remaining two leases are payable monthly in arrears.

     Rental payments on the leases are calculated either on a fixed or floating rate basis. The rental payment of a lease that is calculated on a floating rate basis generally has a rental floor that is payable even if LIBOR is 0% per annum plus an amount which varies with LIBOR or varies itself. The rental floor varies from lease to lease. Lessees increasingly wish to negotiate fixed rate leases.

     The rentals under one lease, a B767-300ER aircraft, are determined on the basis of a charge per flight hour for every hour that the aircraft is flown by the lessee, Air Canada. There is no minimum monthly rental under this lease and there can be no certainty that this aircraft will generate any lease revenue during the course of the Air Canada lease which expires in November 2000. In addition, the maximum monthly rental which Air Canada may be obliged to pay is approximately two-thirds of the monthly rental received from the previous lessee. This situation is generally reflective of the market at present for B767-300ER aircraft.

     OPERATION OF THE AIRCRAFT

     The lessees must operate the aircraft in compliance with all applicable laws and regulations. Generally, the aircraft must remain in the possession of the lessees, and the lessor must approve any subleases of the aircraft. In some cases, the lessees may enter into charter or "wet lease" arrangements with the aircraft, as long as the lessees do not relinquish possession or operational control of the aircraft. A wet lease is a lease with crew and services provided by the lessor. Under certain leases, the lessees may enter into subleases to specified operators without the lessor's consent, if certain conditions are met.

     The lessees may subject the engines and other equipment or components to removal or replacement and to pooling arrangements with permitted entities without the lessor's consent but subject to conditions and criteria in the relevant lease. The lessees may deliver possession of the aircraft, engines and other equipment or components to the manufacturer for testing or similar purposes, or to a third party for service, maintenance, repair or other work required or permitted under the lease.

     MAINTENANCE AND MAINTENANCE RESERVES

     The leases contain detailed provisions specifying maintenance standards and aircraft redelivery conditions. Lessees must provide monthly maintenance reserves under approximately half of the leases. Under the balance of the leases, the lessee or the lessor may be required to make certain adjustment payments to each other if the aircraft or specified items at redelivery do not meet the standards. During the term of each lease, the lessee must ensure that the aircraft is maintained in accordance with an agreed maintenance program designed to ensure that the aircraft meets applicable airworthiness and other regulatory requirements. Generally, the lessee performs the agreed maintenance program. If the lessee has paid maintenance reserves, the payments are used to reimburse the lessee for significant maintenance charges, including major airframe and engine overhauls.

     If the leases do not provide for maintenance reserve payments, the lessor must rely on the lessee's credit and its ability to perform scheduled maintenance throughout the lease term, return the aircraft in the condition required by the lease, or make any payments required upon termination of the lease.

     Because many of our aircraft are approximately the same age and have similar usage patterns, a large portion of the portfolio came due for major airframe and engine overhauls in the period from July 1998 to July 2000. This trend is expected to reverse over the three year period from the closing date to March 2003. However, due to the size and uncertainty of the incidence of maintenance expenditures, the level of maintenance receipts, the timing of overhauls and the level of maintenance already done by the lessee, completing such maintenance overhauls could significantly impact the cashflows of AerCo in any note payment period.

     LESSEES' OPTIONS

     Purchase options for four of the aircraft or 7.84% of the aircraft by appraised value at April 30, 2000 have been granted to lessees under the lease or a separate purchase option agreement.

     All of the purchase options are currently exercisable. The duration of some purchase options depends on whether the lessee exercises a separate option to extend the lease. There is a risk that the option purchase prices may be less than the proportional portion of the unpaid principal of the notes allocable to the aircraft being purchased.

     Twenty-one of the leases or 34.50% of the leases by appraised value at April 30, 2000 include options for the lessee to extend the lease term. The rent payable during the extension period varies from lease to lease. Two of the leases or 3.56% of the leases by appraised value at April 30, 2000, contain provisions allowing early termination of the lease.

COMPLIANCE WITH GOVERNMENTAL AND TECHNICAL REGULATION

     In addition to general requirements regarding maintenance of aircraft, aviation authorities issue airworthiness directives ("ADs") requiring the operators of aircraft to take particular maintenance actions or make particular modifications to a number of aircraft of designated types. ADs normally specify a period in which to carry out the required action or modification and generally enough time is allowed to permit the implementation of the AD in connection with scheduled maintenance of the aircraft or engines. The lessees usually bear the cost of compliance with ADs issued by applicable aviation authorities and, relevant manufacturers' recommendations. AerCo Group may be required to contribute a portion of such costs over a specified threshold. However, if a lessee fails to perform ADs required on an aircraft, AerCo Group would bear the cost of compliance necessary for the aircraft to maintain its certificate of airworthiness. In such circumstances, funds in the collection account and lessee funded account will be available to mitigate the costs of compliance, although such use would reduce the availability of such amounts to cover the cost of scheduled maintenance. There can be no assurance that such funds will be available at the time needed or that any funds available will be sufficient for such purposes.

     Other governmental regulations may apply to the aircraft, including requirements relating to noise and emissions levels. Such regulations may be imposed not only by the jurisdictions in which the aircraft are registered, but also in jurisdictions where the aircraft operate. Chapters 2 and 3 of the Chicago Convention establish two progressively restrictive noise level standards that correspond to the requirements for Stage 2 and Stage 3 aircraft. A number of jurisdictions have adopted, or are in the process of adopting, noise regulations which will require all aircraft to comply with the most restrictive of these standards. Such regulations restrict the future operation of aircraft that are not Stage 3 aircraft and are expected imminently to prohibit the operation of such aircraft in the relevant jurisdictions. In the United States such a prohibition went into effect at the end of 1999. Since AerCo Group has the ability to acquire Stage 2 aircraft, these regulations may affect AerCo adversely. In addition, local municipalities may have more stringent noise regulations than those applicable to Stage 3 aircraft.

     Volume 2 of Annex 16 of the Chicago Convention also contains standards and recommendations regarding limitations on vented fuel and smoke and gaseous emissions for aircraft. While a number of countries have adopted regulations implementing these recommendations, such regulations generally have been prospective in nature, requiring only that newly manufactured engines meet particular standards after a particular date. To the extent that these regulations require modifications to the engines owned by AerCo Group, they would be treated similarly to ADs under the leases.

     Aviation authorities in Europe and North America have recently adopted regulations requiring the installation of traffic collision avoidance systems, automatic emergency locator transmitters and certain other systems. Depending on whether the costs of complying with these regulations are borne by AerCo or the lessees, installation of these systems could result in significant cash capital expenditures by AerCo in 2000 and 2001.

     The U.S. Federal Aviation Administration has recently announced an AD that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. Following completion of this transaction, we will have eight MD-80 series aircraft representing 10.00% of our portfolio by appraised value at April 30, 2000. It is currently not clear whether or to what extent manufacturers, owners or lessees will be responsible for the costs necessary to bring these aircraft in compliance with such new standards. AerCo could incur significant costs in ensuring its eight MD-80 series aircraft comply with these standards, which could impact adversely on AerCo's results of operations.

     On February 11, 2000, following an accident involving an MD-83 aircraft, the FAA issued an AD covering DC-9 (MD-83), MD-88, MD-90 and B717 aircraft. The AD required inspection of the stabilization equipment on these aircraft types within three days. Under the leases of the affected aircraft, all costs of compliance with the AD are the obligation of the lessees. The servicer has confirmed that it believes that all of our MD-80 series aircraft were inspected in accordance with the instructions of this AD. The terms of our leases do not require the lessees to report to us the actions they have taken to comply with ADs.

INDEMNIFICATION AND INSURANCE OF THE AIRCRAFT

     GENERAL

     The lessees will bear responsibility through an operational indemnity to carry insurance for any liabilities arising out of the operation of the aircraft. The indemnity includes liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft. In addition, the lessees are required to carry further liability insurance that is customary in the air transportation industry. The servicer monitors the lessee's compliance with the insurance provisions of the leases. AerCo also has its own contingent liability coverage. This will cover a liability that is in excess of the coverage provided by a lessee's policy and where a lessee's policy lapses. AerCo's contingent third party liability insurance will cover all of the aircraft, and its contingent hull and war risk insurance covers certain of the aircraft. The amount of the contingent liability policies may not be the same as required under the lease. The amount of third party contingent liability insurance is subject to certain limitations imposed by the air transportation insurance industry.

     All insurance certificates contain a breach of warranty endorsement so that an additional insured party remains protected even if the lessee violates any of the terms, conditions or warranties of the insurance policies, provided that the additional insured party has not caused, contributed to or knowingly condoned the breach.

     LIABILITY INSURANCE

     The lessees are required to have third party liability insurance for a combined single limit in minimum amounts ranging between $350.0 million and $850.0 million, depending on aircraft type, for each aircraft. In general, liability coverage on each aircraft includes third party legal liability, property damage legal liability, passenger legal liability, baggage legal liability, cargo legal liability, mail and aviation general third party legal liability.

     In some jurisdictions, liabilities for risks that the lessees insure may attach to AerCo Group as owner of the aircraft regardless of whether AerCo Group is in any way responsible for the loss for which liability is asserted. In addition, claimants may assert claims against AerCo Group on the basis of alleged responsibility for a loss, even if the claim is not sustained. Under the leases, the lessees are obligated to indemnify the lessor against claims. Covered claims include the costs of defending claims by third parties against them for liabilities while the aircraft are owned by AerCo Group and under lease to the lessees.

     The indemnified losses include both operating costs relating to the actual operation of the aircraft as well as losses to persons and property resulting from the operation of the aircraft. The latter types of losses are generally covered by the lessee's liability insurances.

     AIRCRAFT PROPERTY INSURANCE

     The lessees must carry other types of insurance that are customary in the air transportation industry, including hull, war risk and spares insurance. The value of the hull and war risk insurance is usually stipulated in the lease. Spares insurance is usually on a replacement cost basis. Both types of insurance are subject to customary deductibles. In addition to the stipulated loss value coverage obtained by the lessees, AerCo Group purchases declining "total loss only" coverage with respect to certain aircraft. As of June 30, 2000, the sum of the stipulated loss value and the additional coverage for the aircraft in place for hull and war risk insurance was at least 105% of the appraised value of each aircraft. On average, the sum of such coverages in place for each aircraft was approximately 140% of the appraised value of each aircraft. In many cases, the lessor can increase the insured value above the stipulated loss value consistent with industry practice with the lessee paying any increased premium. Permitted deductibles range from $250,000 to $1,000,000; however, the deductible generally applies only in the case of a partial loss. In the case of a total loss of an aircraft no deductible would be applied against the insurance proceeds received.

     The leases include provisions defining an event of loss or a casualty occurrence so that where a total loss of the airframe occurs, with or without loss of the engines installed on the airframe, the agreed value is payable by the lessee. This payment is generally funded by insurance proceeds. However, the air transportation insurance industry practice is to treat only a loss of greater than 75% of the value of the aircraft, including the engines, as a total loss. If insurance proceeds following a total loss exceed the amount due from the lessee then most leases require the lessor to pay to the lessee the balance of the insurance proceeds received under the hull or war risk policy after deduction of all amounts payable by the lessee to the lessor under the lease.

     POLITICAL RISK REPOSSESSION INSURANCE

     Under certain leases, the lessor may arrange separate political risk repossession insurance for its own benefit, covering confiscation, nationalization and requisition of title of any aircraft by the government of the country of registry and denegation and deprivation of legal title and rights. The political risk repossession insurance also covers the failure of the authorities in that country to allow de-registration and export of the aircraft, subject to the conditions of the policies.

THE LESSEES

     As of May 31, 2000, our aircraft, together with the aircraft we expect to acquire, were leased to 38 lessees in 21 countries throughout the world.

     REGIONAL CONCENTRATIONS

     ASIA CONCENTRATION. At May 31, 2000, 17.58% of the aircraft by appraised value at April 30, 2000 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One lessee, Asiana, leased 4.67% of the aircraft by appraised value at April 30, 2000.

     Trading conditions in Asia's civil aviation industry have been adversely affected by the severe economic and financial difficulties experienced recently in the region. The economies of the region have experienced acute difficulties resulting in many business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. One Asian lessee, PAL, which leases 2.61% of the aircraft by appraised value at April 30, 2000 has been adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of PAL's outstanding lease obligations were rescheduled in 1999. Several other airlines in the region rescheduled their aircraft purchase obligations, eliminated certain routes and reduced the number of employees. A continuation of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations.

     LATIN AMERICAN CONCENTRATION. At May 31, 2000, 10.40% of the aircraft by appraised value at April 30, 2000 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depends on the level of political stability and economic activity and policies in the region. Developments in other "emerging markets" may also affect the economies of Latin American countries and the entire region.

     Most significantly, in 1999 Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM, representing 4.21% of the aircraft by appraised value at April 30, 2000, operates five of the aircraft in Brazil. Continued weakness in the value of the Brazilian real, as well as any further general deterioration in the Brazilian economy, means that this lessee may be unable to generate sufficient revenues in Brazilian currency to pay the dollar denominated rental payments under the leases. More importantly, financial and economic problems in Brazil could spread throughout Latin America and other "emerging" economies, having a similar effect on many of our other lessees.

     EUROPEAN CONCENTRATION. At May 31, 2000, 53.73% of the aircraft by appraised value at April 30, 2000 were leased by operators based in Europe. Lessees of 42.80% of the aircraft are based in "developed" European markets, principally the United Kingdom and Spain. Lessees of the remaining 10.93% of the aircraft were based in "emerging" European markets, principally Turkey. One lessee, Spanair, leased 7.27% of the aircraft by appraised value at April 30, 2000. As of May 31, 2000, 16.73% of the aircraft by appraised value at April 30, 2000 were leased to charter operators in the tourism industry, principally in the United Kingdom.

     The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. A recession or other worsening of economic conditions in any European country may adversely affect the European lessees' ability to meet their financial and other obligations. Most European currencies in which European airlines primarily receive their revenues have fallen in value in the last number of months when measured against the United States dollar adversely affecting the ability of those airlines to meet dollar denominated lease rental and other operating costs. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases.

     At May 31, 2000, 7.74% of the aircraft by appraised value at April 30, 2000 were on lease to Turkish lessees. Turkey was hit by a series of severe earthquakes in 1999 and damage caused by the earthquakes and the consequent fall off in tourist traffic has adversely affected the ability of these airlines to operate and meet their financial obligations under the leases. In addition, the fall in value of the Deutsche Mark, the principal currency in which Turkish airlines receive their revenues (when measured against the United States dollar) may affect these airlines' ability to pay dollar denominated costs including lease rentals.

     NORTH AMERICAN CONCENTRATION. At May 31, 2000, 18.29% of the aircraft by appraised value at April 30, 2000 were leased by operators in North America. As in Europe, the commercial aviation industry in North America is highly sensitive to general economic conditions. Since air travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have filed for Chapter 11 bankruptcy protection and several major U.S. airlines have ceased operations.

     Tower Air, the lessee of one Boeing 747-200B aircraft, which represents 0.55% of the aircraft by appraised value at April 30, 2000 has filed for Chapter 11 bankruptcy protection. It is currently unclear as to whether the lessee will seek to retain the aircraft in its fleet. In the event that this aircraft is returned to AerCo, AerCo is not confident that it has any immediate placement opportunities for this aircraft. The opportunities for lease or sale of this aircraft type are currently extremely limited. If the aircraft is returned, the technical costs required to ensure that it is in a suitable condition for releasing will be significant. Accordingly, AerCo is examining all possibilities in respect of this aircraft, including a worst case scenario which would involve realising the scrap value. As a consequence, this aircraft has been appraised by reference to its scrap value only.

     PAYMENT HISTORY

     Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties.

     As of June 30, 2000, amounts outstanding for more than 30 days for rental payments, maintenance reserves and other amounts due under the leases equalled $5.0 million for four lessees who had a total of six aircraft on lease. The outstanding amounts are net of agreed deferrals or other restructurings, default interest and cash in transit.

     As of June 30, 2000, a Colombian lessee representing 2.48% of the portfolio by appraised value at April 30, 2000 owed $0.8 million in maintenance payments. The servicer has reached agreement with the lessee regarding payment of its arrearages.

     As of June 30, 2000, Tower Air, a North American lessee representing 0.55% of the portfolio by appraised value at April 30, 2000, owed $4.3 million, $3.9 million of which was in arrears for more than 30 days. Tower Air has filed for Chapter 11 bankruptcy protection.

     PAL, the lessee of two B737-300 aircraft representing 2.61% of the portfolio by appraised value at April 30, 2000, has been adversely affected by the Asian economic crisis such that in 1998 it sought bankruptcy protection. As part of PAL's rehabilitation plan, the servicer has agreed with PAL to a schedule covering the payment of arrearages over the period to December 31, 2003 and the extension of leases. At June 30, 2000, these arrearages amounted to $2.3 million. All amounts have been paid in accordance with the scheduled terms as of June 30, 2000.

     AerCo expects to respond to the needs of lessees in financial difficulty including restructuring the applicable leases or agreeing to rent deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial.

     Certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the leases. Such difficulties are caused by the failure of the lessee to have in place a well established maintenance program, adverse climate and other environmental conditions in the locations where the aircraft are operated or financial and labor difficulties experienced by the relevant lessee.

     DOWNTIME

     There can be no assurance that AerCo's prior experience and AerFi's experience will be indicative of AerCo Group's ability to keep the aircraft and any additional aircraft on-lease in the future. AerCo Group may be unable to re-lease aircraft upon the expiration of leases as a result of a deterioration in industry conditions, decreased demand for specific types of aircraft or other factors.

     The table below shows the number and type of aircraft that we must re-lease through December 31, 2004. The table assumes that no lease will terminate early and that there are no sales of aircraft or purchases of additional aircraft. The expiry date of the leases on two of the aircraft referred to in the table below (one scheduled to expire in 2000 and one in 2001) is determined by reference to the timing of certain maintenance events on these aircraft. More aircraft may need to be re-leased if aircraft become available through early lease terminations or if new leases or re-leases are for relatively short terms.

            AERCO GROUP LEASE PLACEMENT REQUIREMENT AT MAY 31, 2000

                                                                  TO DECEMBER 31,
                                                     -----------------------------------------
                  AIRCRAFT TYPE                      2000     2001     2002     2003     2004
                  -------------                      -----    -----    -----    -----    -----
A300.............................................       --        1       --       --       --
A320.............................................       --       --        2        2        2
B737.............................................        3        5        1        4        9
B757.............................................       --       --        1        1        1
B747.............................................       --       --       --       --        1
B767.............................................        1        1       --       --       --
DC8..............................................       --       --       --        2       --
F100.............................................       --       --       --       --       --
MD80.............................................       --       --        3        1        3
Total............................................        4        7        7       10       16

     DESCRIPTION OF THE LESSEES

     The table below lists certain available information with respect to the country of domicile, government, airline or principal shareholders, operating fleet size and composition and the first year of operation of each lessee.

                                                  BEGAN            GOVERNMENT/COMMERCIAL
         LESSEE                DOMICILE         OPERATION      AIRLINE/PRINCIPAL SHAREHOLDERS      FLEET
         ------                --------         ---------      ------------------------------      -----

Aeropostale.............  France                  1986      Groupe Air France (50%)                4 ATR72-200
                                                            Groupe La Poste (50%)                  3 A300-B4-100F
                                                                                                   15 B737-300QC
                                                                                                   3 B737-200CA HK
                                                                                                   1 B737-200QC HK

AILL....................  Bahamas                 1998      Lan Chile (100%)                       See Lan Chile

                                                  BEGAN            GOVERNMENT/COMMERCIAL
         LESSEE                DOMICILE         OPERATION      AIRLINE/PRINCIPAL SHAREHOLDERS      FLEET
         ------                --------         ---------      ------------------------------      -----
Air Canada..............  Canada                  1937      Institutions (70%)                     35 A319-100
                                                            Private Investors (19%)                47 A320-200
                                                            Employees (11%)                        3 A330-300
                                                                                                   12 A340-300
                                                                                                   16 DC9-32 HK
                                                                                                   4 B737-200A
                                                                                                   34 B737-200A HK
                                                                                                   4 B737-200C A
                                                                                                   2 B737-200C A HK
                                                                                                   2 B747-200B Combi
                                                                                                   4 B747-400
                                                                                                   3 B747-400 Combi
                                                                                                   9 B767-200
                                                                                                   7 B767-200ER
                                                                                                   21 B767-200ER
                                                                                                   6 B767-300ER
                                                                                                   25 CRJ-100ER

Air Europe..............  Italy                   1989      Airline Management (50%)               6 A320-200
                                                            SAir Group (45%)                       4 B767-300ER
                                                                                                   2 B777-200ER

Airtours................  United Kingdom          1990      Airtours Group (100%)                  1 A320-210
                                                                                                   10 A320-230
                                                                                                   2 A321-210
                                                                                                   2 A330-240
                                                                                                   1 DC-10 30
                                                                                                   1 B737-400
                                                                                                   6 B757-200
                                                                                                   3 B767-300ER

Air 2000................  United Kingdom          1986      First Choice Holidays (100%)           5 A320-200
                                                                                                   5 A321-210
                                                                                                   12 B757-200
                                                                                                   4 B767-300ER

American Airlines.......  USA                     1934      AMR Corp. (100%)                       35 A300-600R
                                                                                                   52 B727-200A
                                                                                                   15 B757-200A HK
                                                                                                   29 B737-800
                                                                                                   102 B757-200
                                                                                                   8 B767-200
                                                                                                   22 B767-200ER
                                                                                                   49 B767-300ER
                                                                                                   18 B777-200ER
                                                                                                   3 DC10-10
                                                                                                   5 DC10-30
                                                                                                   75 F100
                                                                                                   10 MD-11
                                                                                                   230 MD-82
                                                                                                   44 MD-83
                                                                                                   5 MD-87
                                                                                                   5 MD-90-30

Asiana..................  South Korea             1988      Kumho Group (54%)                      3 A321-230
                                                            Syndicate of Banks (45%)               21 B737-400
                                                                                                   3 B737-500
                                                                                                   3 B747-400
                                                                                                   5 B747-400 Combi
                                                                                                   4 B747-400F
                                                                                                   9 B767-300
                                                                                                   1 B767-300ER
                                                                                                   1 B767-300ERF

                                                  BEGAN            GOVERNMENT/COMMERCIAL
         LESSEE                DOMICILE         OPERATION      AIRLINE/PRINCIPAL SHAREHOLDERS      FLEET
         ------                --------         ---------      ------------------------------      -----
Avianca.................  Colombia                1919      Government Owned (100%)                1 B727-200A
                                                                                                   4 B757-200
                                                                                                   4 B767-200ER
                                                                                                   2 B767-300ER
                                                                                                   10 F50 High
                                                                                                   Performance
                                                                                                   13 MD-83

BAX Global..............  United States           1972      Burlington Northern Air Freight (a     3 DC-8-63C HK
                                                            subsidiary of Pittston Burlington      1 DC-8-63CF HK
                                                            Group) (100%)                          11 DC-8-71F
                                                                                                   1 B727-100C (Raisbeck
                                                                                                   Stage 3 System)
                                                                                                   1 B727-100QC (Raisbeck
                                                                                                   Stage 3 System)
                                                                                                   2 B727-200F
                                                                                                   2 B727-200F HK
                                                                                                   3 B727-200F A HK

Blue Panorama...........  Italy                   1998      Antonio De Ponti, Sandro               3 B737-400
                                                            Guillianelli and Franco Pecci (100%)

Braathens SAFE..........  Norway                  1946      KLM (30%)                              5 B737-400
                                                            Braganza (33%)                         18 B737-500
                                                            Bramora (5%)                           9 B737-700
                                                            (Braganza and Bramora are Braathens
                                                            holding companies)

British Airways.........  United Kingdom          1974      Publicly Listed Company                7 A319-130
                                                                                                   5 A320-110
                                                                                                   5 A320-210
                                                                                                   7 B737-300
                                                                                                   34 B737-400
                                                                                                   3 B737-500
                                                                                                   12 B737-200A
                                                                                                   12 B747-200B
                                                                                                   2 B747-200B Combi
                                                                                                   57 B747-400
                                                                                                   1 B747-400F
                                                                                                   53 B757-200
                                                                                                   26 B767-300ER
                                                                                                   5 B777-200
                                                                                                   24 B777-200ER
                                                                                                   5 B777-200ER
                                                                                                   7 Concorde 100

British Midland.........  United Kingdom          1938      Airlines of Britain plc (100%)         4 A320-230
                                                                                                   10 A321-230
                                                                                                   8 B737-300
                                                                                                   4 B737-400
                                                                                                   11 B737-500
                                                                                                   6 F100
                                                                                                   3 F70
                                                                                                   1 ERJ-145

                                                  BEGAN            GOVERNMENT/COMMERCIAL
         LESSEE                DOMICILE         OPERATION      AIRLINE/PRINCIPAL SHAREHOLDERS      FLEET
         ------                --------         ---------      ------------------------------      -----
China Southern..........  People's Republic       1991      China Southern Group (65.2%)           20 A320-230
                          of China                          Unspecified Investors (34.8%)          19 B737-300
                                                                                                   8 B737-500
                                                                                                   18 B757-200
                                                                                                   2 B777-200
                                                                                                   5 B777-200ER
                                                                                                   1 Tupolev Tu-154 M

China Xinjiang..........  People's Republic       1985      CAAC (50%)                             5 ATR72 500
                          of China                          Xinjiang Province (50%)                2 B737-300
                                                                                                   5 B757-200
                                                                                                   3 Ilyushin II-86
                                                                                                   5 Tupolev Tu-154 M

Delta Airlines..........  United States           1928      Publicly Quoted (employees (14%)       15 MD-11
                                                            Swissair (4.6%)                        120 MD-88
                                                            Singapore Airlines (3%)                16 MD-90-30
                                                                                                   1 B727-200A
                                                                                                   99 B727-200A HK
                                                                                                   26 B737-300
                                                                                                   54 B737-200A HK
                                                                                                   21 B737-800
                                                                                                   110 B757-200
                                                                                                   15 B767-200
                                                                                                   28 B767-300
                                                                                                   55 B767-300ER
                                                                                                   7 B777-200ER
                                                                                                   9 L-1011-1
                                                                                                   6 L-1011-250
                                                                                                   15 L-1011-500

FEAT....................  Taiwan                  1957      Unspecified Investors (67.05%)         3 MD-82
                                                            China Development Corp (14%)           5 MD-83
                                                            China Airlines (10%)                   7 B757-200
                                                            Taiwan Aerospace Corporation (4.95%)
                                                            Fubon Insurance (4%)

Finnair.................  Finland                 1923      Government Owned (58.7%)               9 ATR72-200
                                                            Public (41.3%)                         2 A319-110
                                                                                                   3 A321-210
                                                                                                   9 DC-9-51
                                                                                                   1 DC-9-51 HK
                                                                                                   4 MD-11
                                                                                                   9 MD-82
                                                                                                   12 MD-83
                                                                                                   3 MD-87
                                                                                                   5 B757-200

Frontier................  United States           1994      Unspecified Investors (49%)            16 B737-300
                                                            DDJ Capital Management (33%)           2 B737-200A
                                                            Wexford Management (10%)               5 B737-200A HK
                                                            WR Hambrecht & Co (8%)

Indian Airlines.........  India                   1953      Government of India (100%)             4 Fairchild/Dornier
                                                                                                   228-200
                                                                                                   1 B737-200A
                                                                                                   7 A300-B2-100
                                                                                                   4 A300-B4-200
                                                                                                   30 A320-200

JMC Airlines............  United Kingdom          1999      Thomas Cook (100%)                     13 B757-200
                                                                                                   10 A320-200
                                                                                                   2 DC10-30

                                                  BEGAN            GOVERNMENT/COMMERCIAL
         LESSEE                DOMICILE         OPERATION      AIRLINE/PRINCIPAL SHAREHOLDERS      FLEET
         ------                --------         ---------      ------------------------------      -----
Lan Chile...............  Chile                   1929      Grupo Guato (38.5%)                    1 DC-8 71F
                                                            Grupo Pifiera (33.1%)                  11 B737-200A
                                                            Grupo Humas (19%)                      1 B737-200A HK
                                                            Grupo Ebler (8.1%)                     1 B737-200QC
                                                                                                   8 B767-300ER
                                                                                                   5 B767-300ER
                                                                                                   2 B767-300ERF

LOT.....................  Poland                  1929      Government Owned (62.4%)               2 B737-300
                                                            SAir Group (37.6%)                     8 B737-400
                                                                                                   6 B737-500
                                                                                                   2 B767-200ER
                                                                                                   3 B767-300ER
                                                                                                   4 ERJ-145

Malev...................  Hungary                 1946      Government (96.8%)                     6 B737-300
                                                            Municipalities (2.7%)                  3 B737-400
                                                            Private Entities and Organisations     2 B737-500
                                                            (0.5%)                                 2 B737-200A
                                                                                                   2 B767-200ER
                                                                                                   6 F70
                                                                                                   6 Tupolev Tu-154B

Monarch.................  United Kingdom          1967      Cosmos Guide Holding International     4 A300-600ER
                                                            NV (100%)                              5 A320-210
                                                                                                   7 B757-200
                                                                                                   1 DC10-30
                                                                                                   3 A321-230
                                                                                                   1 L-1011-1
                                                                                                   2 A330-240

Nordeste................  Brazil                  1976      Rio Sul Servicos Aereos Regionals      3 B737-500
                                                            (99%)                                  1 EMB-120
                                                            Unspecified Investors (1%)             2 EMB-120ER
                                                                                                   2 F50 High Performance
                                                                                                   3 F50

PAL.....................  Philippines             1941      LT Group (53.7%)                       3 A320-210
                                                            Top Wealth Enterprises, Maxell         8 A330-300
                                                            Holdings and Richmark Holdings         2 A340-310
                                                            (35.1%)                                8 B737-300
                                                            Philippine Government (4.3%)           3 B747-400
                                                            Unspecified Investors (4.2%)           1 B747-400 Combi
                                                            Airline Employees (2.7%)               3 B747-200B

Pegasus.................  Turkey                  1990      Yapi Kredit Bank (49%)                 4 B737-400
                                                            Alper Elchin (21%)                     1 B737-800
                                                            Silkar and Net Holdings (30%)

Reno Air................  United States           1990      American Airlines (100%)               See American Airlines

Spanair.................  Spain                   1987      Tour operator Viajes Marsans (51%)     4 MD-82,
                                                            SAS Leisure AB (Vingresor) (49%)       6 MD-82 (SAIC),
                                                                                                   20 MD-83,
                                                                                                   2 MD-87,
                                                                                                   1 B757-200,
                                                                                                   2 B767-300ER

Sun Express.............  Turkey                  1990      THY (50%)                              1 B737-300
                                                            (Lufthansa) (40%)                      3 B737-800

                                                  BEGAN            GOVERNMENT/COMMERCIAL
         LESSEE                DOMICILE         OPERATION      AIRLINE/PRINCIPAL SHAREHOLDERS      FLEET
         ------                --------         ---------      ------------------------------      -----
TAM.....................  Brazil                  1986      Taxi Aereo Marilia (owned by Captain   6 A319-130
                                                            Rolim Amaro) (66.6%)                   2 A320-230
                                                            Garantia Bank (managed for 4 Mutual    4 A330-220
                                                            Funds) (23%)                           3 Cessna Citation V
                                                            Private Investors (6.9%)               (C560)
                                                            VASP (3.3%)                            1 Cessna CitationJet
                                                            Unspecified Investors (0.2%)           (C525)
                                                                                                   48 F100
                                                                                                   5 F50

THY.....................  Turkey                  1933      Government of Turkey (98.7%)           6 A310-200
                                                            Others (1.3%)                          7 A310-300
                                                                                                   7 A340-310
                                                                                                   9 RJ100
                                                                                                   3 RJ70
                                                                                                   2 B727-200F A
                                                                                                   18 B737-400
                                                                                                   2 B737-500
                                                                                                   19 B737-800

Tower Air...............  United States           1982      Tower Travel (75%)                     2 B747-100
                                                            Public (25%)                           4 B747-200B

TWA.....................  United States           1930      Unspecified Investors (65%)            15 DC-9-31 HK
                                                            Employees (30%)                        12 DC-9-32 HK
                                                            Prince Al-Waleed bin Talal (5%)        1 DC-9-33CF HK
                                                                                                   40 MD-82
                                                                                                   59 MD-83
                                                                                                   5 MD-83(SAIC)
                                                                                                   2 B717-200
                                                                                                   1 B727-200A
                                                                                                   9 B727-200A (Raisbeck
                                                                                                   Stage 3 System)
                                                                                                   27 B757-200
                                                                                                   8 B767-200EM
                                                                                                   8 B767-300ER
                                                                                                   5 ATR 42-300
                                                                                                   3 ATR 72-200
                                                                                                   10 Jetstream 31
                                                                                                   19 Jetstream 41

Varig...................  Brazil                  1927      Ruben Berta Foundation (of employees   2 DC-10-30F
                                                            and executives) (87%)                  3 MD-11ER
                                                            Unspecified Investors (11.8%)          10 MD-11
                                                            Rio Grande do Sul State Government     1 B727-100C
                                                            (1.2%)                                 2 B727-100F
                                                                                                   2 B727-100QC
                                                                                                   31 B737-300
                                                                                                   13 B737-200A
                                                                                                   5 B737-700
                                                                                                   6 B767-200ER
                                                                                                   6 B767-300ER

Virgin Express..........  Belgium                 1991      Virgin Group (51%)                     7 B737-300
                                                            Unspecified Investors (49%)            6 B737-400

                                                  BEGAN            GOVERNMENT/COMMERCIAL
         LESSEE                DOMICILE         OPERATION      AIRLINE/PRINCIPAL SHAREHOLDERS      FLEET
         ------                --------         ---------      ------------------------------      -----
Virgin Express (Ireland)  Ireland                 1988      Virgin Express (100%)                  6 B737-300
  Limited...............                                                                           3 B737-400

Xiamen Airlines.........  People's Republic       1984      China Southern (60%)                   6 B737-500
                          of China                          Fujian Province (20%)                  4 B737-200A
                                                            Xiamen Province (20%)                  1 B737-200CA
                                                                                                   4 B737-700
                                                                                                   5 B757-200

---------------

Source: Airclaims Limited CASE Database, May 11, 2000.